                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                Commission File Number 000-33197
                                                                       ---------
                          NOTIFICATION OF LATE FILING

  (Check One):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F  [X]  Form 10-Q
[ ] Form N-SAR
        For Period Ended:   September 30, 2006
                            --------------------------------------------------
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
                                     -------------------------------------------

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                           ---------------------
--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

            Full name of registrant  Halo Technology Holdings, Inc.
--------------------------------------------------------------------------------

           Former name if applicable

--------------------------------------------------------------------------------

           Address of principal executive office (Street and number)
                              200 Railroad Avenue
--------------------------------------------------------------------------------

           City, state and zip code   Greenwich, Connecticut  06830
--------------------------------------------------------------------------------

                                    PART II
                            RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
 [X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


        (c) The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company is unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2006 (the "Form 10-QSB") by the November 14, 2006 deadline. Due to recent and pending transactions, the Company needs additional time to complete the presentation of its financial information to be included in the Form 10-QSB.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

           Ernest Mysogland                      (203)          422-2950
--------------------------------------------------------------------------------
             (Name)                            (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes    [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there will be a significant change in the results of operations for the fiscal quarter ended September 30, 2006 compared with the fiscal year ended September 30, 2005 primarily due to the Registrant's acquisitions of ten software companies in the period October 1, 2005 through September 30, 2006. The Registrant estimates that its consolidated results of operations, taking into account the restatement of its financial results for the fiscal quarter ended September 30, 2005, will show the following:


                                          Quarter Ended         Quarter Ended
                                          -------------         -------------
                                        September 30, 2006    September 30, 2005
                                        ------------------    ------------------
Revenues (1)                                   $ 6,487,146             $ 287,778
Net Income  (Loss) Attributable to
Common Stockholders                           $ (3,360,988)         $ 20,169,462


     (1) Revenues for the fiscal quarter ended September 30, 2005 does not include the results of discontinued operations. For the fiscal quarter ended September 30, 2005, the Registrant had reported Revenues of $3,208,329 in its Quarterly Report on Form 10-QSB for such period. As will be discussed in the Form 10-QSB, as a result of the agreement to sell the Company's Gupta subsidiary, certain reclassifications have been made to the September 30, 2005 financial statements to conform to the current presentation. Gupta's results of operations will be shown as income (loss) from discontinued operations on the Consolidated Statements of Operations.

                         Halo Technology Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  HALO TECHNOLOGY HOLDINGS, INC.

Date  November 14, 2006                           By /s/ Ernest Mysogland
      --------------------------                    ----------------------------
                                                  Name: Ernest Mysogland
                                                  Title Executive Vice President



                                      -3-